EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Employees’ Retirement Savings Plan of Provident Bank:

We consent to the incorporation by reference in the registration statements (Nos. 333-90520 and 333-45651) on Forms S-8 of Provident Bankshares Corporation of our report dated June 22, 2007, with respect to the statements of net assets available for benefits of the Employees’ Retirement Savings Plan of Provident Bank as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 report on Form 11-K of the Employees’ Retirement Savings Plan of Provident Bank.

/s/ KPMG LLP

Baltimore, Maryland
June 22, 2007